                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                       PEGASUS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                 (Exact name of issuer as specified in charter)
       c/o Pegasus Communications Management Company, 5 Radnor Corporate
            Center, Suite 454, 100 Matsonford Rd., Radnor, PA 19087
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code  (610) 341-1801
                                                --------------
                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security    Class A Common Stock
2.       Number of shares outstanding before the change  4,663,212.
3.       Number of shares outstanding after the change   5,129,879.
4.       Effective date of change  January 27, 1997 (issuance of
         100,000 warrants exercisable for 193,600 shares of Class A Common Stock); January 31, 1997 (acquisition involving the issuance of 466,667 shares of Class A Common Stock).
5.       Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) warrant exercise and acquisition Give brief description of transaction:
         Exercise of Warrants; acquisition of assets in consideration of cash and Class A Common Stock of Registrant.

                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change_________________________________
2.       Name after change____________________________________
3. Effective date of charter amendment changing name_________________________________________________
4. Date of shareholder approval of change, if required_____________________________________________

Date:  February 7, 1997         /s/ Ted S. Lodge
       -----------------        -------------------------------------------
                                Senior Vice President, General Counsel
                                and Chief Administrative Officer
                                (Officer's signature & title)